



SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities
Exchange Act of 1934

(Mark One)

(x)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For The Fiscal Year Ended December 31, 2001

                          OR

( )   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
      THE SECURITIES EXCHANGE ACT OF 1934

      For The Transition Period From _____ to _____

PROCESSED

JUL 16 2002

**THOMSON
FINANCIAL**

Commission File Number 1-1105

AT&T Corp.

A.   Full title of the plan and the address of the plan, if
      different from that of the issuer named below:

      AT&T LONG TERM SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

B.   Name and issuer of the securities held pursuant to the
      plan and the address of its principal executive office:

                    AT&T CORP.
      32 AVENUE OF THE AMERICAS, NEW YORK, NY 10013-2412



AT&T Long Term Savings Plan for Management Employees

Financial Statements
As of December 31, 2001 and 2000 and
for the year ended December 31, 2001
and Supplemental Schedule
as of December 31, 2001

AT&T Long Term Savings Plan for Management Employees
Index to Financial Statements and Supplemental Schedule



PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

Report of Independent Accountants

To the Participants and Administrator of the AT&T Long Term
Savings Plan for Management Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AT&T Long Term Savings Plan for Management Employees (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
June 17, 2002

AT&T Long Term Savings Plan for Management Employees
Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000
(Thousands of Dollars)

	December 31,	
Assets	2001	2000
Investments, at fair value:		
Investment in Group Trust	$ 7,145,320	$ 7,297,432
Participant loans receivable	98,489	96,491
Total investments	7,243,809	7,393,923
Interfund receivables	9,862	15,537
Dividends and interest receivable	1,881	10,857
Other receivables	26	1,028
Total assets	7,255,578	7,421,345
Liabilities		
Interfund payables	9,862	15,537
Accrued expenses	2,500	3,107
Total liabilities	12,362	18,644
Net assets available for benefits	$ 7,243,216	$ 7,402,701

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2001
(Thousands of Dollars)

	Total
Net assets available for benefits, January 1, 2001	$ 7,402,701
Allotments, contributions and transfers:	
Employee allotments	250,367
Employing company contributions, net	99,711
Transfers of participants' balances from other plans, net	119,190
	469,268
Investment income (loss):	
Dividends	10,485
Interest	150,794
Net depreciation in fair value of investments	(278,844)
	(117,565)
Distributions to participants	(506,626)
Administrative expenses	(4,562)
	(511,188)
Net decrease	(159,485)
Net assets available for benefits, December 31, 2001	$ 7,243,216

The accompanying notes are an integral part of these financial statements.

1.   **Plan Description**

The AT&T Long Term Savings Plan for Management Employees (the "Plan" or "LTSPME") is a defined contribution plan established by AT&T Corp. ("AT&T") to provide a convenient way for management employees (i.e., employees whose pay is at monthly or annual fixed rates and whose wages are not subject to automatic wage progression) to save on a regular and long-term basis. The LTSPME participates in a master trust (the "Group Trust"), for the investment of the pooled assets of various funds. Each participating plan has an undivided interest in the Group Trust.

Effective September 27, 2001 the AT&T Employee Stock Ownership Plan ("ESOP") merged into the Group Trust. Net assets from the ESOP of approximately $73 million were specifically transferred into the LTSPME. These net assets were recorded as transfers of participants' balances from other plans, net, on the statement of changes in net assets available for benefits.

An eligible employee enters the Plan by authorizing a payroll allotment to invest their contributions in one or more of the twenty-eight (28) different funds, in 10% increments. In 2001, the AT&T Wireless Stock Fund and the Liberty Media Stock Fund were no longer employer securities and were frozen for additional employee contributions.

Employee allotments of 2% to 16% of salary may be authorized. An employee may designate allotments as pre-tax allotments, as after-tax allotments or as a combination of pre-tax and after-tax allotments. All participant contributions and earnings thereon are immediately vested and not subject to forfeiture. Pre-tax contributions may be made up to the Internal Revenue Service limit of $10,500 in 2001. After one year of service, the employing company (AT&T or any subsidiary of AT&T participating in the Plan) will contribute an amount equal to 66-2/3% of the employee's basic salary allotment up to the first six percent (6%) of salary. Employing company contributions are made in accordance with the participants' elected investment direction. A participant becomes 100 percent vested in the employing company contributions after five years of credited service.

Loans are available to all participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 minus the participant's highest outstanding loan balance in the last twelve (12) months or 50% of the participant's vested account balance. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account. The term of the loan shall not exceed fifty-six (56) months. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate determined monthly by the Plan administrator. Interest rates are fixed for the term of the loan. Interest rates on participant loans outstanding at December 31, 2001 range from 5 percent to 9.50 percent. Principal and interest are paid through payroll deductions or participant-initiated payments.

When a participant meets the standard eligibility required for retirement related benefits under the AT&T Management Pension Plan or the AT&T Pension Plan or terminates employment because of disability, the entire amount in the participant's account will be distributed, at the participant's election, in a single payment or in annual retiree withdrawals as directed by the participant. If no distribution election is made by the participant, the balance in the account will remain in the Plan until a later date but not beyond age 70-1/2 when minimum required distributions will begin. When a participant dies, the participant's beneficiary or beneficiaries may elect their share of the

participant's account balance as a single payment or as a transfer to a LTSPME account in their own name.

In case of termination of employment (where the participant is not entitled to retire on immediate pension or does not terminate because of disability), a single distribution will be made of all vested amounts in the participant's account if the amount to be distributed is less than $5,000. However, if the amount to be distributed exceeds $5,000, and the participant does not request the distribution, the participant's account shall remain in the Plan and may be distributed at the participant's request, or as minimum required distributions when the participant attains age seventy and one-half (70-1/2), or upon the participant's death, whichever is earlier.

The total forfeited non-vested accounts as of December 31, 2001 and 2000 are $828,427 and $2,245,195, respectively. These accounts will be used to reduce future employer contributions. During 2001 and 2000, employer contributions were reduced by $2,826,105 and $500,000, respectively, from forfeited non-vested accounts.

For a complete description of the Plan, participants should refer to the Plan Prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2. Accounting Policies

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payments of benefits
Benefits are recorded when paid.

Valuation of investments
Income and assets of the Group Trust are allocated based on participant balances. The net asset value of the Group Trust is calculated by the Trustee. The Trustee determines the value of the underlying assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in AT&T common shares and other securities listed on national stock exchanges are carried at fair value determined on the basis of the last published sales price per share on December 31, as reported on the Composite Tape or, if no sales were made on that date, at the last published sales price on the next preceding day on which sales were made. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources if available or, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates). All other investments are carried at the fair value at the close of business on December 31. Participant loans receivable are valued at cost which approximates fair value. Participant loans are not part of the Group Trust.

Purchases and sales of investments
Purchases and sales of securities are recorded as of the trade dates.

Investment income
Dividend income is recorded on securities held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

Net appreciation (depreciation) in the fair value of investments
The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties
Investments held by the Group Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.   **Tax Status**

The Internal Revenue Service has determined and informed AT&T by a letter dated December 19, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Service Code (IRC). The Plan has been amended since receiving the determination letter. Although the Company filed an amendment to the determination letter with the IRC on February 28, 2002, a response has not yet been received. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.   **Concentrations of Investment Risk**

Plan participants' accounts are exposed to market risk in the event of a significant decline in the value of AT&T Corp. stock, Liberty Media Group stock and/or AT&T Wireless Group stock.

5.   **Plan Termination**

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interest in such assets.

6.   **Plan Expenses**

Plan participants share the recordkeeping, accounting, and other administrative costs of the Plan with the employing company. Brokerage, investment manager and trustee fees are paid by the Plan, and are primarily reflected in the calculation of a fund's net asset value per unit.

7. Group Trust Investments

The following table presents the investments in the Group Trust held by Fidelity Management Trust Company ("FMTC") at December 31, 2001 and 2000 (in thousands of dollars except for percentages).

	December 31,	
	2001	**2000**
Type of Group Trust investments		
Asset Allocation Strategies	$ 664,756	$ 740,527
Index Funds	322,792	196,051
AT&T Custom Funds	3,989,842	4,031,500
Mutual Funds	2,660,141	3,243,257
Stock Funds	2,154,884	1,708,188
Total Group Trust investments	$ 9,792,415	$ 9,919,523

Allocation of Group Trust investments

	2001	**2000**
AT&T Long Term Savings Plan for Management Employees	72.9679%	73.5663%
AT&T Long Term Savings and Security Plan	14.7674%	13.6590%
AT&T Retirement Savings and Profit Sharing Plan	0.0812%	0.0742%
AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees	0.0705%	0.0652%
AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan	0.0167%	0.0150%
AT&T Broadband Long Term Savings Plan	12.0963%	7.8942%
AT&T Wireless Services 401(k) Retirement Plan	*	4.6948%
AT&T Long Term Savings Plan - San Francisco	*	0.0313%

*Plan was not a part of the Group Trust at the respective year-end.

	Year ended December 31, 2001
Net appreciation (depreciation) in fair value of Group Trust investments:	
Asset Allocation Strategies	$ (48,728)
Index Funds	(15,021)
AT&T Custom Funds	(155,951)
Mutual Funds	(393,551)
Stock Funds	397,394
Total net depreciation in fair value of Group Trust investments	$ (215,857)
Investment income:	
Interest	$ 201,004
Dividends	11,803
	$ 212,807

8. Related Party Transactions and Party-in-Interest

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research (FMR), the parent of FMTC. FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

In addition, the Plan invests in common shares of AT&T Corp. Stock, which qualifies as a related party transaction. AT&T Wireless Group Stock and Liberty Media Group Stock qualified as related party transactions until AT&T Wireless Services, Inc and Liberty Media Corporation split-off from AT&T Corp. on July 9, 2001 and August 10, 2001, respectively.

9. Reconciliation of Financial Statements to Form 5500 (in thousands of dollars)

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

Net assets available for benefits per the financial statement as of December 31, 2001	$ 7,243,216
Amounts allocated to withdrawing participants	(2,544)
Net assets available for benefits per the Form 5500	$ 7,240,672

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2001:

Distributions to Participants	$ 506,626
Add: Amounts allocated to withdrawing Participants at December 31, 2001	2,544
Benefits paid to participants per the Form 5500	$ 509,170

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

10.   Subsequent Events

The AT&T Savings Plan Committee amended the AT&T Long Term Savings Plan for Management Employees effective January 1, 2002 to:

- Change the eligibility date for receiving employing company contributions from one year of service to immediately upon enrollment in the Plan;

- Change the vesting period in the employing company contributions from 100% vested after 5 years of service to 100% vested after 3 years of service;

- Allow the participant forfeited non-vested accounts to be used to reduced administrative expenses.

Schedule of Assets (Held at End of Year)
As of December 31, 2001
(Thousands of Dollars)

Name of Issuer and Title of Issue	Cost	Value
Participant Loans Receivable (5% - 9.5%)	$	$ 98,489

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T LONG TERM SAVINGS PLAN
FOR MANAGEMENT EMPLOYEES

Joanne Sisto
Savings Plan Administrator

Date: June 24, 2002

Exhibit Index



PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 33-34264, 33-29256, 33-34264-1, and 33-21937) of AT&T Corp. of our report dated June 17, 2002 relating to the financial statements and supplemental schedule of the AT&T Long Term Savings Plan for Management Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

New York, NY
June 26, 2002